SCHEDULE TO

(Amendment No. 1)

(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

PRIME ACQUISITION CORP.
(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))
Ordinary Shares, $0.001 Par Value
(Title of Class of Securities)

G72436101

(CUSIP Number of Class of Securities)

William Tsu-Cheng Yu
+886-9-7232-8345
No. 322, Zhongshan East Road
Shijiazhuang
Hebei Province, 050011

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
with a copy to:

Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
(212) 407-4000

CALCULATION OF FILING FEE

Transaction valuation Not Applicable	Amount of filing fee Not Applicable
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer

EXPLANATORY NOTE

The sole purpose of this Amendment No. 1 (this “Amendment”) to the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Prime Acquisition Corp, a Cayman Islands company (the “Company”) on February 26, 2013 is to file Exhibits (a)(5)(C), (a)(5)(D) and (a)(5)(E). Except for the addition of these exhibits, no other changes have been made to the Schedule TO, and accordingly Items 1 through 11 and 13 of the Schedule TO have been omitted. This Amendment does not modify any provision of the Offer Letter or the other exhibits that form a part of the Schedule TO or of the terms of the Offer and accordingly such Offer Letter and the other exhibits have not been included herein.

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)(A)*	Offer Letter dated February 25, 2013.

(a)(1)(B)*	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees to their clients.

(a)(1)(E)*	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.

(a)(5)(A)*	The Company’s Reports of Foreign Private Issuer on Form 6-K submitted to the Securities and Exchange Commission on August 8, 2012, August 9, 2012, October 18, 2012, November 14, 2012, November 23, 2012, November 21, 2012 and February 25, 2013 (incorporated by reference to the Forms 6-K filed with the Securities and Exchange Commission on such dates).

(a)(5)(B)*	Press Release, dated February 25, 2013.

(a)(5)(C)	The Company’s Reports of Foreign Private Issuer on Form 6-K submitted to the Securities and Exchange Commission on March 8, 2013 and March 18, 2013 (incorporated by reference to the Forms 6-K filed with the Securities and Exchange Commission on such dates).

(a)(5)(D)	Press Release, dated March 8, 2013.

(a)(5)(E)	Press Release, dated March 18, 2013.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)*	Form of Amendment to the Company Amended and Restated Memorandum and Articles of Association.

(d)(2)*	Form of Amendment to the Investment Management Trust Agreement, dated March 25, 2011, by and between Prime Acquisition Corp. and American Stock Transfer and Trust Company.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

* Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PRIME ACQUISITION CORP.

By:	/s/ Diana Chia-Huei Liu
	Name:	Diana Chia-Huei Liu
	Title:	Chief Executive Officer

Date: March 18, 2013

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)*	Offer Letter dated February 25, 2013.

(a)(1)(B)*	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees to their clients.

(a)(1)(E)*	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.

(a)(5)(A)*	The Company’s Reports of Foreign Private Issuer on Form 6-K submitted to the Securities and Exchange Commission on August 8, 2012, August 9, 2012, October 18, 2012, November 14, 2012, November 23, 2012, November 21, 2012 and February 25, 2013 (incorporated by reference to the Forms 6-K filed with the Securities and Exchange Commission on such dates).

(a)(5)(B)*	Press Release, dated February 25, 2013.

(a)(5)(C)	The Company’s Reports of Foreign Private Issuer on Form 6-K submitted to the Securities and Exchange Commission on March 8, 2013 and March 18, 2013 (incorporated by reference to the Forms 6-K filed with the Securities and Exchange Commission on such dates).

(a)(5)(D)	Press Release, dated March 8, 2013.

(a)(5)(E)	Press Release, dated March 18, 2013.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)*	Form of Amendment to the Company Amended and Restated Memorandum and Articles of Association.

(d)(2)*	Form of Amendment to the Investment Management Trust Agreement, dated March 25, 2011, by and between Prime Acquisition Corp. and American Stock Transfer and Trust Company.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

* Previously filed.